January 15, 2016

VIA EDGAR

Eric McPhee

Senior Staff Accountant

Office of Real Estate & Commodities

Division of Corporate Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Mailstop 3233

Washington, D.C. 20549

Re:	Summit Healthcare REIT, Inc.

Form 10-K for the fiscal year ended December 31, 2014

Filed on March 20, 2015

File No. 0-52566

Dear Mr. McPhee:

This letter responds to the comment in your letter dated December 16, 2015 to Elizabeth A. Pagliarini, Chief Financial Officer of Summit Healthcare REIT, Inc. (the “Company”) regarding our Form 10-K for fiscal year ended December 31, 2014 (our “Form 10-K”). For your convenience, we have set forth below your comment followed by our response.

Summit Healthcare REIT, Inc.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2014

Notes to Consolidated Statements of Operations

4. Concentration of Risk, page 62

Comment:

1.	We note your response and your belief that your tenants are unrelated for purposes of determining asset concentration due to the lack of cross-default provisions between the tenants and operator guarantees with respect to any of the tenants. Please tell us what exposure, if any, that the tenant LLCs have to their respective operator should the operator lose licensure or regulatory approval, suffer from financial stress or instability, or cease operations. In your response, tell us if this exposure changes depending upon whether the operator is principally compensated from private funds or if there is a significant amount of government funding involved. Additionally, tell us whether the tenant LLCs are capable of maintaining operations if operations of their respective operator were to cease or if it is possible that the tenant LLCs might have the financial wherewithal to meet rental obligations if their operator ceased operations.

2 South Pointe Drive, Suite 100 • Lake Forest, California 92630 • Toll-Free (800) 978-8136 • Local (949) 535-2022 • www.SummitHealthcareReit.com

Summit Healthcare REIT, Inc.

File No. 0-52566

Response:

We own senior housing properties (assisted living, skilled nursing, and memory care facilities). We lease our properties to licensed tenant LLCs. We perform an internal due diligence process for each property prior to executing a lease agreement with a tenant LLC that includes, among other procedures, a detailed review of the property’s financial records, operating history, regulatory review results, reputation in the local and national marketplace, and confirmation of a valid and appropriate license(s) for the property. This process establishes the financial health of the property.

Each tenant LLC is licensed to operate the property and has the legal right to all of the risks and rewards of operating the property. The tenant LLC employs all facility employees (e.g. facility administrator, nurses, housekeeping, etc.) and bears all of the expense and other obligations of the property, including rent payments under the lease with us. We note that several tenant LLCs engage a separate, affiliated management company to assist with the back-office management responsibilities, including bookkeeping, marketing, human resources, and processing of payroll (the “operator/manager”). All processes performed by the operator/manager are performed on behalf of the tenant LLC as specified in the management agreement. For example, each tenant LLC contracts directly with residents/patients at the properties and receives all related facility revenue, while the back-office processes of patient billings, cash receipt collection, cash disbursements, and payroll processing are performed by the operator/manager. The operator/manager is compensated on a percentage basis of revenue, which is generally equal to five percent of revenue, that is subordinated to the tenant LLC’s lease payment.

We note that the operator/manager does not hold the license to operate the property (the tenant LLC holds the license), and therefore there is no risk of loss of the license or impact of regulatory sanctions at the operator/manager level. Further, due to the manner in which the operator/manager is compensated, it has no exposure to the source of revenue (private pay vs. government funding).

We would like to clarify that each of our properties is a separate legal entity. The tenant LLCs and the operations of each property are distinct. Therefore, each tenant LLC’s management agreement with the operator/manager is distinct. We note that there is no obligation of the operator/manager, its affiliates, or any other entity to provide additional financial assistance or support to the respective tenant LLC and related property, or to any other tenant LLC or related properties. Further, the failure of one tenant LLC or operator/manager will not impact other properties.

Summit Healthcare REIT, Inc.

File No. 0-52566

We underwrite and monitor the specific facility’s financial performance as opposed to the back office financial strength of the operator/manager. Per the lease, the tenant LLC is required to provide us with monthly financial statements including the income statement, balance sheet, and property census report. On a monthly basis, we monitor the performance of each property which includes, among other information, financial statements, patient census data, bed days, billings, collections, regulatory reviews and sanctions, and the lease coverage ratio. Therefore, we believe that we would be alerted to any issues related to the property on a timely basis. We have a contractual right through our lease agreement with the tenant LLC to approve or disapprove of the tenant LLC’s operator/manager. The tenant LLC also has the ability to replace the operator/manager, with our approval, for certain breach of contract, including bankruptcy, as defined in the management agreement. Further, the tenant LLC may withhold the operator/manager’s management fee as it is subordinated to the tenant’s rental payment.

If an operator/manager ceased operations or suffered financial stress, the tenant LLC, by virtue of being the licensed-operator and having its own operational employees, would have the ability to continue operations without an operator/manager, including meeting rental obligations to us. There are several senior housing operators/managers available to provide facility management. We have relationships with operators/managers in all geographic areas that we own properties and we would work with the tenant LLC to find a suitable replacement operator/manager, as needed. Furthermore, if the operator/manager’s financial stress causes a default in the lease agreement with the tenant LLC, we have the ability to replace the tenant, as well. As documented in our Form 10-Q for the period ended June 30, 2014, we previously had a tenant LLC that was experiencing financial difficulties due to an operator/manager’s financial distress. We had monitored the tenant’s financial performance and had identified the issue early. Accordingly, as permitted under our lease agreement, we terminated the lease agreement and took over the operations of the property. Upon the termination of the lease, we continued to operate under the prior tenant’s license while working through the change of ownership and obtaining a new license from the state. We had pre-identified a replacement operator/manager for the property which allowed the property to continue to operate without a disruption to the operations. Therefore, we believe that we, or a tenant LLC, will have the ability to secure a new operator/manager and transition to the new operator within a short period of time (i.e. 90 days or less), if needed. Further, states generally allow successor tenants to operate under the previous tenant’s license until the new license is approved. This provides further risk mitigation to our properties in the event of a change in tenant.

Additionally, the tenant LLC is the licensed-operator of the facility and the risk of loss of their license is mitigated by the tenant’s opportunity to provide a Plan of Correction (“POC”) on all deficiencies issued by the state surveyors within 30 days of the Report of Contact (“ROC”). We have entered into long term leases which require the tenant to provide to us their current license, surveys, ROCs and POCs. Prior to a tenant losing their license, the tenant would need to demonstrate the inability to correct a deficiency to the regulators over time. Surveys are performed annually and with skilled nursing facilities a facility that is not brought under compliance following an ROC is placed on the Special Focus list (Special Focus Facility). The surveys for Special Focus Facilities are performed twice a year as opposed to annually. In the event the tenant LLC appears to be in regulatory trouble, the risk is mitigated with our ability to monitor and, if needed, replace the tenant.

Summit Healthcare REIT, Inc.

File No. 0-52566

We believe the significant concentration analysis should be performed at the tenant LLC level, since the information most relevant to our investors (the operations of each property, including revenues, payroll, and other operating expenses) are transacted at the tenant LLC and would be reflected in any required financial statements of a tenant LLC. We further note that providing the operator/manager’s (or its affiliates) financial statements would not be relevant to our readers (and possibly misleading as they would likely overstate the resources available to support a specific facility as opposed to those of the tenant LLC) as the operator/manager and its affiliates do not have a legal obligation to us and the properties they operate for us may not be significant to their overall operations. There are no cross-guarantee obligations of the operator/manager and each of the tenant LLC’s are discrete, individual operations.

For the reasons described above, we do not believe we have a significant tenant concentration and we are confident we do not have significant exposure to risk if the operator/manager were to cease operations or experience financial instability.

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Please let me know if you have any further questions or if we can be helpful in any other way. I can be reached via phone: 949-535-2018; fax: 949-535-2054; or email: epagliarini@summithealthcarereit.com. Additionally, please feel free to contact Sharyn Grant, Controller at 949-535-1917; or email: sgrant@summithealthcarereit.com.

Very truly yours,

Summit Healthcare REIT, Inc.

By:	/s/ Elizabeth Pagliarini
Name:	Elizabeth Pagliarini
Title:	Chief Financial Officer

CC:	BDO USA, LLP

 David J. Kaufman, Thompson Coburn LLP